FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of May 2005

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






For Immediate Release

24 May, 2005

                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or the "Group")

Waterford Wedgwood plc announces that it has agreed to dispose of a 22 acre property in Waterford to a private developer for EUR 32.9 million (subject to a number of conditions). The property is underutilised land surrounding the Waterford Crystal Sports and Social Centre. It is intended that the proceeds of the sale will be used for general corporate purposes particularly at Waterford Crystal.

Waterford Wedgwood recently announced a plan to invest approximately EUR 100 million on restructuring its Irish and international operations. The plan is targeted to produce savings of EUR 90 million on an annualised basis. As announced on May 4, the plan will be funded by a proposed EUR 100 million rights issue.

The net book value of the land, as at 30 September, 2004, (the date of the most recent published financial statements) is EUR 0.6 million. The property has never been used for operating purposes in the business and there are no existing profits attributable to the land.

ends


Enquiries

Powerscourt (UK and International)       Telephone: + 44 (0) 20 7236 5615
Rory Godson/Victoria Brough

Dennehy Associates (Ireland)             Telephone: + 353 (0)1 676 4733
Michael Dennehy






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                         (Signature)*

Date: 24 May 2005